                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    ------------

                                    SCHEDULE 13D
                                   (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 AND
                 AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (AMENDMENT NO. ___________)


                                   ONCORMED, INC.
--------------------------------------------------------------------------------
                                (NAME OF THE ISSUER)


                                    COMMON STOCK
--------------------------------------------------------------------------------
                           (TITLE OF CLASS OF SECURITIES)


                                     68231 D 109
--------------------------------------------------------------------------------
                                   (CUSIP NUMBER)


                                 DR. TIMOTHY TRICHE
                                 205 PERRY PARKWAY
                            GAITHERSBURG, MARYLAND 20877
                                    (301) 208-1888
--------------------------------------------------------------------------------
                   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                     JULY 6, 1998
--------------------------------------------------------------------------------
              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

               NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

               The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                           (Continued on following pages)

                                 (Page 1 of 16 Pages)

  CUSIP NO.  368689 10 5              13D   Page 2 of 16 Pages
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GENE LOGIC INC.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) / /
                                                                  (b) / /
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      N/A
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                    / /
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
     NUMBER       7   SOLE VOTING POWER
       OF             -0-
     SHARES
  BENEFICIALLY
    OWNED BY
   REPORTING
     PERSON
      WITH
                  --------------------------------------------------------------
                  8   SHARED VOTING POWER
                           5,695,968 (1)
                  --------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                           -0-
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                           -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,695,968 (1)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                           / /
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.8% (1)(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON CO
--------------------------------------------------------------------------------
(1) Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.
(2) Percent based upon (i) 7,887,300 shares of Common Stock issued and outstanding as of July 6, 1998, (ii) the conversion of 333 shares of Series A Preferred Stock into 1,574,915 shares of Common Stock, (iii) the conversion of a promissory note into 35,787 shares of Common Stock, (iv) the exercise of warrants to purchase 166,666 shares of Common Stock and (v) the exercise of options to purchase 922,833 shares of Common Stock, all on an fully-diluted basis.

                                 (Page 2 of 16 Pages)

ITEM 1.   SECURITY AND ISSUER

     (a)  TITLE OF SECURITY:

          Common Stock, $.01 par value per share (the "Common Stock"). Series A Preferred Stock, $.01 par value per share (the "Preferred Stock").

     (b)  NAME OF THE ISSUER:

          Oncormed, Inc., a Delaware corporation.

     (c)  THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

          205 Perry Parkway
          Gaithersburg, MD 20877

ITEM 2.   IDENTITY AND BACKGROUND

               (a) This statement is filed by Gene Logic Inc., a Delaware corporation ("Gene Logic"). Gene Logic is principally in the business of developing genomics technologies, bioinformatics systems and database products used to identify the expression of genes, drug targets and drug leads.

               (b) The address of the principal business offices of Gene Logic is 708 Quince Orchard Road, Gaithersburg, Maryland 20878.

               (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Gene Logic's executive officers and directors and the name, principal business and address of any corporation or other organization in which employment is conducted.

               (d) During the last five years, there have been no criminal proceedings against Gene Logic, or, to the best knowledge of Gene Logic, any of the other persons with respect to whom information is given in response to this Item 2.

               (e) During the last five years, neither Gene Logic nor, to the best knowledge of Gene Logic, any of the other persons with respect to whom information is given in response to this Item 2, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Michael J. Brennan, M.D., Ph.D. is a permanent resident of the United States. To the best knowledge of Gene Logic, all other directors and

                                 (Page 3 of 16 Pages)
          executive officers of Gene Logic named in Schedule I to this Schedule 13D are citizens of the United States.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          To facilitate the Merger (as defined in Item 4 below), certain stockholders of the Issuer have agreed to vote shares of Issuer's capital stock in favor of the Merger and have entered into voting agreements with Gene Logic to that effect as more fully described in Item 4. Such voting agreements do not contemplate a purchase of the Common Stock or Preferred Stock of the Issuer by Gene Logic.

ITEM 4.        PURPOSE OF THE TRANSACTION

               (a) - (b) Pursuant to that certain Agreement and Plan of Merger and Reorganization dated as of July 6, 1998 (the "Merger Agreement"), among Gene Logic, Gene Logic Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Gene Logic ("Merger Sub"), and the Issuer and subject to the conditions set forth therein (including the approval of the respective stockholders of the Issuer and Gene Logic), Issuer will be merged with and into Merger Sub (the "Merger") and Issuer will cease to exist. Merger Sub will remain a wholly owned subsidiary of Gene Logic. The holders of the outstanding shares of Preferred Stock of Issuer have agreed to convert such shares of Preferred Stock into Common Stock of Issuer prior to the consummation of the Merger. All of the shares of Common Stock (including the shares of Common Stock issuable upon conversion of the Preferred Stock) of Issuer outstanding immediately prior to the effective time of the Merger will be converted into a number of fully paid and non-assessable shares of Common Stock of Gene Logic (the "Merger Shares") such that immediately following the Merger, the former holders of Issuer Common Stock and Preferred Stock will, in the aggregate, own approximately 24.8% of the outstanding Common Stock of Gene Logic. Gene Logic will assume outstanding warrants to purchase Issuer Common Stock on the terms set forth in Section 1.9 of the Merger Agreement.

               The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as
          Exhibit 99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

               Each of the directors and executive officers of the Issuer which include Dr. Timothy J. Triche, Dr. Douglas Dolginow, L. Robert Johnston, Jr., John Pappajohn, Dr. Leslie Alexandre, John W. Colloton, Stephen Turner and Dr. Wayne Patterson (the "Affiliates") has entered into a Voting Agreement dated as of July 6, 1998

                                 (Page 4 of 16 Pages)
          in the form included as Exhibit 99.2 to this Schedule 13D (the "Executive's Voting Agreement"). Oncor, Inc. ("Oncor") has entered into that certain Voting Agreement dated as of July 6, 1998 included as Exhibit 99.3 to this Schedule 13D (the "Oncor Voting Agreement"). Incyte Pharmaceuticals, Inc. ("Incyte") has entered into that certain Voting Agreement dated as of July 6, 1998 included as Exhibit 99.4 to this Schedule 13D (the "Incyte Voting Agreement"). Each of Southbrook International Investments, Ltd., Westover Investments L.P., Montrose Investments, Ltd., Brown Simpson Strategic Growth Fund, L.P., Brown Simpson Strategic Growth Fund, Ltd. and Incyte (collectively, the "Preferred Holders") have entered into that certain letter agreement dated as of July 6, 1998 containing provisions as to the voting of securities of Issuer held by such entities included as Exhibit 99.5 to this Schedule 13D (the "Preferred Holder Voting Agreement"). Individually, each of the Affiliates, Oncor, Incyte and each of the Preferred Holders are referred to herein as a "Voting Agreement Stockholder" and collectively as the "Voting Agreement Stockholders." Individually, the Executive's Voting Agreement, the Oncor Voting Agreement, the Incyte Voting Agreement and the Preferred Holder Voting Agreement are referred to herein as a "Voting Agreement" and collectively as the "Voting Agreements."

               The number of shares of Common Stock and Preferred Stock of the Issuer beneficially owned by each of the Voting Agreement Stockholders is set forth on Schedule II to this Schedule 13D. Pursuant to the Voting Agreements, the Voting Agreement Stockholders have agreed to vote or direct the vote of all shares of Common Stock and Preferred Stock of the Issuer over which such person has voting power or control (the "Subject Shares") as follows: (i) in favor of the issuance of shares of Gene Logic Common Stock to the Issuer stockholders in the Merger, the Merger, the execution, delivery and performance by the Issuer of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Issuer in the Merger Agreement; and (ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer; (B) any sale, lease or transfer of substantially all of the assets of the Issuer; (C) any reorganization, recapitalization, dissolution or liquidation of the Issuer; (D) any change in a majority of the board of directors of the Issuer; (E) any amendment to the Issuer's Certificate of Incorporation or Bylaws; (F) any material change in the capitalization of the Issuer or the Issuer's corporate structure; or (G) any other action which is intended to, or would, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement.

               In addition, pursuant to Section 3.3 of the Voting Agreements (excluding the Preferred Holder Voting Agreements), in the event of termination of the Merger Agreement upon the occurrence of certain specified events, for a period of 180 days following the date on which the Merger Agreement is terminated, the Voting Agreement Stockholders (other than the Preferred Holders as to the shares of Preferred Stock covered by the Preferred Holder Voting Agreements) have agreed to vote the Subject Shares (i) against any acquisition proposals other than


                                 (Page 5 of 16 Pages)
          the Merger and any related transaction or agreement, and (ii) against any action which is intended, or could reasonably be expected, to facilitate the consummation of any acquisition transaction other than the Merger.

               Pursuant to the Voting Agreements, the Voting Agreement Stockholders (other than the Preferred Holders as to the shares of Preferred Stock covered by the Preferred Holder Voting Agreements) have also agreed not to, directly or indirectly, (i) offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer (or announce any offer, sale, offer of sale, contract of sale or grant of any option to purchase or other disposition or transfer of) any of the Subject Shares to any person other than Gene Logic or Gene Logic's designee; (ii) create or permit to exist any encumbrance with respect to any of the Subject Shares; (iii) reduce such Voting Agreement Stockholder's beneficial ownership of, interest in or risk relating to any of the Subject Shares; (iv) commit or agree to do any of the foregoing; or (v) deposit any of the Subject Shares into a voting trust or grant a proxy (except as provided in the Voting Agreements) or enter into a voting agreement with respect to any of the Subject Shares.

               Pursuant to the Voting Agreements, the Voting Agreement Stockholders also executed and delivered to Gene Logic irrevocable proxies to vote the Subject Shares in favor of the Merger Agreement and Merger and each of the other actions contemplated by the Merger Agreement and against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Issuer in the Merger Agreement.

               The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the form of the Executive's Voting Agreement, the Oncor Voting Agreement, the Incyte Voting Agreement and the Preferred Holder Voting Agreement included as Exhibits 99.2, 99.3,
          99.4 and 99.5, respectively and incorporated herein in their entirety by reference.

               (c)  Not applicable.

               (d) As a result of the Merger, the Issuer will cease to exist and each member of the board of directors of Issuer will resign. In addition, the executive officers of Issuer will be terminated, provided, however, that certain executive officers of Issuer may serve as employees of Gene Logic.

               (e) As a result of the Merger, all of the shares of Common Stock (including the shares of Common Stock issuable upon conversion of the Preferred Stock) of Issuer outstanding immediately prior to the effective time of the Merger will be converted into a number of fully paid and non-assessable shares of Common Stock of Gene Logic such that immediately following the Merger, the former holders of Issuer Common Stock and Preferred Stock will, in the aggregate, own approximately 24.8% of the outstanding Common Stock of Gene

                                 (Page 6 of 16 Pages)

          Logic. Gene Logic will also assume outstanding warrants to purchase Issuer Common Stock on the terms set forth in Section 1.9 of the Merger Agreement.

               (f) - (g) Upon consummation of the Merger, Issuer will merge with and into Merger Sub and Issuer will cease to exist.

               (h) Upon consummation of the Merger, Issuer Common Stock, which is currently traded on the American Stock Exchange ("AMEX") under the symbol "ONM," will cease to be traded on AMEX.

               (i)  Not applicable.

               (j) Other than as described above, Gene Logic has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although Gene Logic reserves the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) - (b) As a result of the Voting Agreements, Gene Logic has shared power to vote an aggregate of 5,695,968 shares of Common Stock (which includes 1,574,915 shares of Common Stock issuable upon conversion of the Preferred Stock, 35,787 shares of Common Stock issuable upon conversion of a promissory note, the exercise of warrants to purchase 166,666 shares of Common Stock, and the exercise of options to purchase 922,833 shares of Common Stock) of the Issuer for the limited purposes described in Item 4 above. Such shares constitute approximately 53.8% of the issued and outstanding shares of capital stock of the Issuer as of July 6, 1998. Under the Voting Agreements, as of July 6, 1998, Gene Logic has shared voting power with respect to approximately 48.3% of the total shares of Common Stock of Issuer outstanding on such date (after giving effect to the conversion of all outstanding shares of Preferred Stock of Issuer into Common Stock of Issuer).

               To Gene Logic's knowledge, no shares of Common Stock or Preferred Stock of the Issuer are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

               Set forth in Schedule III to this Schedule 13D is the name of and certain information regarding each person or entity with whom Gene Logic shares the power to vote or to direct the vote of Common Stock and Preferred Stock of the Issuer.

               During the past five years, to the best knowledge of Gene Logic, no person named in Schedule III to this Schedule 13D, has been convicted in a criminal proceeding.

                                 (Page 7 of 16 Pages)

               During the past five years, to the best knowledge of Gene Logic, no person named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

               To the best knowledge of Gene Logic, all persons named in
          Schedule III to this Schedule 13D are citizens of the United States.

               (c) Neither Gene Logic nor, to Gene Logic's knowledge, any person named in Schedule I, has effected any transaction in Common Stock or Preferred Stock of the Issuer during the past 60 days, except as disclosed herein.

               (d)  Not applicable.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               In connection with the Merger Agreement, the Affiliates entered into an Affiliate Agreement with the Issuer, dated as of July 6, 1998. Pursuant to Section 2(d) thereof, each Affiliate has agreed that such Affiliate shall not dispose of the shares of the Issuer's Common Stock received by such Affiliate as a result of the Merger unless at the time of such transfer either (i) such transfer shall be in conformity with the provisions of Rule 145(d) under the Securities Act of 1933, as amended (the "Act") (or any successor rule then in effect), (ii) such Affiliate shall have furnished to Gene Logic an opinion of counsel reasonably satisfactory to Gene Logic, or a no action letter from the Securities and Exchange Commission, to the effect that no registration under the Act would be required in connection with the proposed offer, sale, pledge, transfer or other disposition or (iii) a registration statement under the Act covering the proposed offer, sale, pledge, transfer or other disposition shall be effective under the Act.

               Other than as described in the foregoing paragraph and in Item 4 above, to the best knowledge of Gene Logic there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                 (Page 8 of 16 Pages)

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          99.1 Agreement and Plan of Merger and Reorganization dated as of July 6, 1998, by and among Gene Logic Inc., Gene Logic Acquisition Corp. and Oncormed, Inc.

          99.2 Form of Voting Agreement dated as of July 6, 1998 entered into by and between Gene Logic Inc., and each of the Affiliates.

          99.3 Voting Agreement dated as of July 6, 1998 by and between Gene Logic Inc. and Oncor, Inc.

          99.4 Voting Agreement dated as of July 6, 1998 by and between Gene Logic Inc. and Inctye Pharmaceuticals, Inc.

          99.5 Voting Agreement dated as of July 6, 1998 by and between Gene Logic Inc. and each of Southbrook International Investments, Ltd., Westover Investments L.P., Montrose Investments, Ltd., Brown Simpson Strategic Growth Fund, L.P., Brown Simpson Strategic Growth Fund, Ltd. and Incyte Pharmaceuticals, Inc.

                                 (Page 9 of 16 Pages)

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        July 10, 1998
                                        ------------------------------------
                                        (Date)

                                        GENE LOGIC INC.,
                                        a Delaware corporation


                                        By:  /s/  MICHAEL J. BRENNAN
                                             -------------------------------
                                             Michael J. Brennan, M.D., Ph.D.
                                             President and Chief Executive
                                             Officer

                                 (Page 10 of 16 Pages)

                                     SCHEDULE I

                 EXECUTIVE OFFICERS AND DIRECTORS OF GENE LOGIC INC.

Michael J. Brennan, M.D., Ph.D. is the President, Chief Executive Officer and Director of Gene Logic.

Mark D. Gessler is the Senior Vice President, Corporate Development and Chief Financial Officer of Gene Logic.

Daniel R. Passeri, J.D. is the Senior Vice President, Technology and Program Management of Gene Logic.

Gregory G. Lennon, Ph.D. is the Senior Vice President, Research and Development and Chief Scientific Officer of Gene Logic.

Alan G. Walton, Ph.D., D.Sc. is the Chairman of the Board of Directors of Gene Logic. Dr. Walton is also a General Partner of Oxford Bioscience Partners with its principal place of business at 315 Post Road West, Westpart, Connecticut 06880, and a member of the Board of Directors of Collaborative Clinical Research.

Jules Blake, Ph.D. is a Director of Gene Logic and a member of Board of Directors of Martek Biosciences Corporation and ProCyte Corporation.

Charles L. Dimmler, III is a Director of Gene Logic. Mr. Dimmler is also a General Partner of Hambro International Equity Partners with its principal place of business at 650 Madison Avenue, 21st Floor, New York, New York 10022, a principal investment officer of Cross Atlantic Partners Funds, an operating officer of Hambro Health International, Inc. and a member of the Board of Directors of SunPharm, Inc.

G. Anthony Gorry, Ph.D. is a Director of Gene Logic, Vice President for Information Technology and Professor of Computer Science at Rice University and Chairman of the Board of Directors of The Forefront Group, Inc.

Jeffrey D. Sollender is a Director of Gene Logic, Chairman and Chief Executive Officer of AriZeke Pharmaceuticals and a general partner of Forward Ventures.

All individuals described in this Schedule I are employed at, or retained as directors by, Gene Logic Inc., 708 Quince Orchard Road, Gaithersburg, Maryland 20878.

                                 (Page 11 of 16 Pages)

                                    SCHEDULE II



                                                                              NUMBER
                                              NUMBER          NUMBER         OF SHARES        PERCENT OF
                                             OF SHARES      OF SHARES        OF ISSUER        OUTSTANDING
                                             OF ISSUER      OF ISSUER       COMMON STOCK        SHARES
                                            COMMON STOCK  PREFERRED STOCK   ISSUABLE UPON      OF ISSUER
                                            BENEFICIALLY    BENEFICIALLY    CONVERSION OF       COMMON
VOTING AGREEMENT STOCKHOLDER                    OWNED          OWNED        PREFERRED STOCK     STOCK 1
----------------------------                ------------   --------------   ---------------   -----------
Dr. Timothy J. Triche                           236,100(2)         0                  --            2.4%

Dr. Douglas Dolginow                            243,750(3)         0                  --            2.5%

L. Robert Johnston, Jr.                          75,135(4)         0                  --              *

John Pappajohn                                  292,167(5)         0                  --            3.0%

Dr. Leslie Alexandre                             61,825(6)         0                  --              *

John W. Colloton                                 10,000            0                  --              *

Stephen Turner                                  174,000(7)         0                  --            1.8%

Dr. Wayne Patterson                              45,833(8)         0                  --              *

Oncor, Inc.                                   2,035,787(9)         0                  --           21.4%

Incyte Pharmaceuticals, Inc.                    796,456(10)       33               156,073         10.0%

Southbrook International
Investments, Ltd.                                62,500(11)      125               591,184          6.9%

Westover Investments L.P.                        21,875(12)       44               208,097          2.4%

Montrose Investments, Ltd.                       40,625(13)       81               383,087          4.5%

Brown Simpson Strategic Growth
Fund, L.P.                                        6,000(14)       12                56,754            *

Brown Simpson Strategic Growth
Fund, Ltd.                                       19,000(15)       38               179,720          2.1%
                                              ------------       ----             ---------         -----
                                              4,121,053          333             1,574,915         53.8%

-------------
* Less than one percent.

1 Calculated in accordance with Rule 13(d)-1 and based upon (i) 7,887,300 shares of Common Stock issued and outstanding as of July 6, 1998, and (ii) the conversion of 333 shares of Series A Preferred Stock into 1,574,915 shares of Common Stock. Under the Voting Agreements, as of July 6, 1998, Gene Logic has shared voting power with respect to approximately 48.3% of the total shares of Common Stock of Issuer outstanding on such date (after giving effect to the conversion of all outstanding shares of Preferred Stock of Issuer into Common Stock of Issuer).

2 Includes 225,000 shares of Common Stock issuable pursuant to options exercisable within 60 days of July 6, 1998.

3 Includes 243,000 shares of Common Stock issuable pursuant to options exercisable within 60 days of July 6, 1998.

4 Includes 75,000 shares of Common Stock issuable pursuant to options exercisable within 60 days of July 6, 1998.


                             (Page 12 of 16 pages)

5 Includes (i) 100,000 shares of Common Stock issuable pursuant to options exercisable within 60 days of July 6, 1998 and (ii) 50,000 shares of Issuer Common Stock owned by Halkis Ltd., as to which Mr. Pappajohn has sole voting and investment power.

6 Includes 60,000 shares of Common Stock issuable pursuant to options exercisable within 60 days of July 6, 1998.

7 Includes 174,000 shares of Common Stock issuable pursuant to options exercisable within 60 days of July 6, 1998.

8 Includes 45,833 shares of Common Stock issuable pursuant to options exercisable within 60 days of July 6, 1998.

9 Includes 35,787 shares of Common Stock issuable pursuant to a convertible promissory note convertible within 60 days of July 6, 1998.

10 Includes 16,666 shares of Common Stock issuable pursuant to a warrant exercisable within 60 days of July 6, 1998. In addition, Issuer has issued to Incyte a warrant to purchase up to an aggregate of ten percent (10%) of Issuer's Common Stock issued and outstanding on the date of such warrant's exercise.

11 Includes 62,500 shares of Common Stock issuable pursuant to a warrant exercisable within 60 days of July 6, 1998.

12 Includes 21,875 shares of Common Stock issuable pursuant to a warrant exercisable within 60 days of July 6, 1998.

13 Includes 40,625 shares of Common Stock issuable pursuant to a warrant exercisable within 60 days of July 6, 1998.

14 Includes 6,000 shares of Common Stock issuable pursuant to a warrant exercisable within 60 days of July 6, 1998.

15   Includes 19,000 shares of Common Stock issuable pursuant to a warrant exercisable within 60 days of July 6, 1998.


                              (Page 13 of 16 pages)

                                   SCHEDULE III


Dr. Timothy J. Triche is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and a member of the Board of Directors of Oncor, Inc.

Dr. Douglas Dolginow is the President, Chief Operating Officer, and a Director of the Issuer.

L. Robert Johnston, Jr. is the Chief Financial Officer, Secretary, Treasurer and Senior Vice President of the Issuer.

John Pappajohn, a Director of the Issuer, is the sole owner of Pappajohn Capital Resources, a venture capital firm, and President of Equity Dynamics, Inc., a financial consulting firm with a business address of 2116 Financial Center, Des Moines, Iowa 50309.

Dr. Leslie Alexandre is the Vice President, Corporate Affairs of Issuer.

John W. Colloton, a Director of the Issuer, is the Vice President for Statewide Health Services for the University of Iowa.

Stephen Turner, a Director of the Issuer, is a Director of Oncor, Inc., and the Chief Executive Officer and Chairman of the Board of Directors of Codon Pharmaceuticals, Inc., a Delaware corporation with a business address of 200 Perry Parkway, Gaithersburg, Maryland 20877.

Dr. Wayne Patterson, a Director of the Issuer, is the President of Green Mountain Associates, Inc., a consulting firm.

Oncor, Inc. is a Maryland corporation with its principal place of business and principal offices at 209 Perry Parkway, Gaithersburg, Maryland 20877. The principal business of Oncor, Inc. is the development, production and marketing of cancer-oriented genetic probes, related reagents, molecular biology products, and diagnostic products.

Incyte Pharmaceuticals, Inc. is a Delaware corporation with its principal place of business and principal offices at 3174 Porter Drive, Palo Alto, California 94304. The principal business of Incyte Pharmaceuticals, Inc. is providing genomic information and services to the biotechnology, pharmaceutical and agricultural industries, and the design, development and marketing of genomic database products, genomic data management software tools and related reagents and services.

Southbrook International Investments, Ltd. is a private equity investment firm located at 630 Fifth Avenue, Suite 2000, New York, NY 10111.

Westover Investments L.P. is a private equity investment firm located at 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

Montrose Investments, Ltd. is a private equity investment firm located at 777 Main Street, Suite 2750, Fort Worth, Texas 76102


                          (Page 14 of 16 pages)

Brown Simpson Strategic Growth Fund, L.P. is a private equity investment firm located at 152 West 57th Street, 40th Floor, New York, NY 10019.

Brown Simpson Strategic Growth Fund, Ltd. is a private equity investment firm located at 152 West 57th Street, 40th Floor, New York, NY 10019.


                          (Page 15 of 16 pages)

                               EXHIBIT INDEX

EXHIBIT                     DESCRIPTION OF DOCUMENT
-------                     -----------------------
99.1           Agreement and Plan of Merger and Reorganization dated as of July 6,
               1998, by and among Gene Logic Inc., Gene Logic Acquisition Corp. and
               Oncormed, Inc.

99.2           Form of Voting Agreement dated as of July 6, 1998 by and between Gene
               Logic Inc., and each of Dr. Timothy J. Triche, Dr. Douglas Dolginow,
               L. Robert Johnston, Jr., John Pappajohn, Dr. Leslie Alexandre, John W.
               Colloton, Stephen Turner and Dr. Wayne Patterson.

99.3           Voting Agreement dated as of July 6, 1998 by and between Gene Logic
               Inc. and Oncor, Inc.

99.4           Voting Agreement dated as of July 6, 1998 by and between Gene Logic
               Inc. and Inctye Pharmaceuticals, Inc.

99.5           Voting Agreement dated as of July 6, 1998 by and between Gene Logic
               Inc. and each of Southbrook International Investments, Ltd., Westover
               Investments L.P., Montrose Investments, Ltd., Brown Simpson Strategic
               Growth Fund, L.P., Brown Simpson Strategic Growth Fund, Ltd. and
               Incyte Pharmaceuticals, Inc.


                                (Page 16 of 16 pages)